SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period                      to
Commission file number 001-07260
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Nortel Networks Long-Term Investment Plan
(formerly the Northern Telecom Inc.
Long-Term Investment Plan)
220 Athens Way, Suite 300
Nashville, Tennessee 37228
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Nortel Networks Corporation
195 The West Mall
Toronto, Ontario, Canada, M9C 5K1

REQUIRED INFORMATION
Financial Statements and Exhibits

Page
a) Financial Statements

Nortel Networks Long-Term Investment Plan

Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	4

Notes to Financial Statements	5-16

Supplemental Schedule:

Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007	17-22

b) Exhibits

23.1 Consent of Deloitte & Touche LLP	24

23.2 Consent of KPMG LLP	25

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Nortel Networks Long-Term Investment Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN

By:	/s/ Karen E. Sledge

Karen E. Sledge
President, Nortel Networks Inc.
Date: June 26, 2008

Nortel Networks Long-Term Investment Plan
Financial Statements as of December 31, 2007 and 2006,
and for the Year Ended December 31, 2007,
Supplemental Schedule as of December 31, 2007, and
Reports of Independent Registered Public Accounting Firms

Nortel Networks Long-Term Investment Plan
Table of Contents

Page
Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	4

Notes to Financial Statements	5-16

Supplemental Schedule:

Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007	17-22
Note:	The accompanying financial statements have been prepared in part for the purpose of filing with the U.S. Department of Labor’s Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

To:	Retirement Plan Committee and Pension Investment Committee of Nortel Networks Long-Term Investment Plan:
We have audited the accompanying statement of net assets available for benefits of the Nortel Networks Long-Term Investment Plan (the Plan) as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, part IV, line 4i – schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Dallas, Texas
June 26, 2008

Report of Independent Registered Public Accounting Firm

To:	Nortel Networks Inc. and Participants of the Nortel Networks Long-Term Investment Plan:
We have audited the accompanying statement of net assets available for benefits of the Nortel Networks Long-Term Investment Plan (the “Plan”) as of December 31, 2006. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
In 2006 the Plan changed its method of accounting for investment contracts due to the adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.
/s/ Deloitte & Touche LLP
Dallas, Texas
June 26, 2007
(June 26, 2008 as to Note 7)

Nortel Networks Long-Term Investment Plan
Statements of Net Assets Available for Benefits
As of December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value:
Synthetic guaranteed investment contracts	$598,093,373	$610,605,858
Common/collective trust funds	535,411,039	553,974,275
Mutual funds	524,683,423	833,114,530
Common stock	376,757,027	—
Nortel Networks Corporation common stock	105,042,592	199,846,765
Interest-bearing cash and cash equivalents	46,675,657	—
Participant loans receivable	27,139,990	29,196,367
Short term investment funds	7,893,692	15,905,801
U.S. government securities	4,355,549	—
Preferred stock	2,100,141	—
Wrapper contracts for synthetic guaranteed investment contracts	93,609	—
Foreign government bonds	6,461	—

Total investments	2,228,252,553	2,242,643,596

Receivables:
Interest and dividends	398,048	2,686,069
Due from broker for securities sold	32,416,008	—

Total receivables	32,814,056	2,686,069

Total assets	2,261,066,609	2,245,329,665

Liabilities:
Due to broker for securities purchased	70,375,666	3,532,090
Accrued investment expenses	753,087	636,334

Total liabilities	71,128,753	4,168,424

Net assets available for benefits at fair value	2,189,937,856	2,241,161,241

Adjustment from fair value to contract value for fully benefit-responsive contracts	7,159,175	9,177,371

Net assets available for benefits	$2,197,097,031	$2,250,338,612

See accompanying notes to Financial Statements.

Nortel Networks Long-Term Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2007

Additions to net assets attributed to:
Investment income:
Net appreciation/(depreciation) in fair value of investments:
Common stock	$(81,453,011)
Common/collective trust funds	19,015,451
Mutual funds	56,338,966
Preferred stock	37,641
U.S. government securities	3,544

Total net depreciation in fair value of investments	(6,057,409)
Interest and dividends	47,257,970

Total investment income	41,200,561
Contributions:
Participant	102,442,545
Nortel Networks Inc.	43,611,736

Total contributions	146,054,281

Total additions	187,254,842

Deductions from net assets attributed to:
Benefits paid to participants	(236,050,516)
Deemed distributions	(3,345,785)
Administrative expenses	(1,100,122)

Total deductions	(240,496,423)

Net decrease	(53,241,581)

Net assets available for benefits
Beginning of year	2,250,338,612

End of year	$2,197,097,031

See accompanying notes to Financial Statements.

Nortel Networks Long-Term Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006
1.	Description of Plan

The following brief description of the Nortel Networks Long-Term Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan, effective July 1, 1979, as amended and restated effective January 1, 2007, is a defined contribution plan for employees of Nortel Networks Inc. (“NNI”) and its participating subsidiaries and affiliates (collectively, the “Company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Company established the Nortel Networks Long-Term Investment Plan Trust with The Northern Trust Company (“Northern Trust”), as trustee of the Plan, effective November 3, 2003. The Plan is administered by the Retirement Plan Committee authorized by the Board of Directors of the Company. Plan membership is available upon the employee’s employment commencement date to any employee of the Company, excluding employees governed by a collective bargaining agreement.

Contributions—A participant may elect to contribute up to 50% of his/her eligible pre-tax compensation, as defined by the Plan, up to a statutory maximum of $15,500 for 2007. Additionally, participants age 50 and older may make an additional “catch-up” contribution of up to $5,000 for 2007. Participant contributions to the Plan are made by means of payroll deductions during each regular payroll period. A participant may make rollover contributions directly from certain other qualified plans or from certain qualified special individual retirement accounts, which a participant may have established as a result of prior distributions from such qualified plans or accounts.

Participants in the Plan elect one of three options to meet their retirement and investment objectives, with varying benefit options in the Plan and other post-retirement programs. Depending on the participant’s elected option, the Company contributes to the Plan 50%, 60%, or 100% of the participant’s contributions up to 6% of the participant’s eligible earnings.

In June 2006, the Company approved significant changes to the Plan effective January 1, 2008. The Plan will have a change in the Company match formula and will become the primary retirement plan for employees of the Company. This new formula will provide a 2% automatic Company contribution for all Plan participants regardless of contribution level, and a 50% Company match on the first 6% of a participant’s eligible earnings contributed to the Plan, for a maximum 5% Company contribution. Employees on long-term disability also receive the 2% automatic Company contribution.

Nortel Networks Long-Term Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006
Investment Options—Participants may elect to have the balance of their account and any current contributions invested in the following investment funds:
Allianz RCM Large-Cap Growth Fund
BGI Masterworks Lifepath Portfolio Funds (2000/2010/2020/2030/2040)
Fidelity Low-Priced Stock Fund*
Fixed Income Investment Fund
Franklin Templeton Foreign Equity (converted to Nortel-Franklin Templeton in December 2007)
Nortel Networks Corporation Stock Fund
Northern Trust Global Investments (NTGI) Russell 1000 Value Equity Index Fund
Northern Trust Global Investments (NTGI) S&P 500 Equity Index Fund
Pacific Investment Management Company (PIMCO) Total Return Fund
Royce Premier Fund
DWS Scudder Lifecycle Long Range Fund
DWS Scudder Mid-Cap Growth Equity (converted to Nortel Scudder-Deutsche in December 2007)

*Fund closed to new investment, see below for further discussion.
The following is a summarized description of each investment option available in the Plan taken from each fund’s prospectus:
Allianz RCM Large-Cap Growth Fund: The objective of the Allianz RCM Large-Cap Growth Fund is to provide long-term capital appreciation by investing at least 80% of its net assets (plus borrowings made for investment purposes) in equity securities of United States companies with market capitalizations of at least $3 billion. The fund may also invest 20% of its assets in non-United States securities (but no more than 10% in any one non-United States country or 10% in companies organized or headquartered in emerging market countries). At times, depending on market conditions, the fund may also invest a significant percentage of its assets in a small number of business sectors or industries.
BGI Masterworks Lifepath Portfolio Funds (2000/2010/2020/2030/2040): These five funds invest in a blend of stock, bond, and money market instruments seeking to produce competitive returns over a set period of time. The portfolio changes its investment mix gradually as it approaches its target date. Within the five Lifepath funds, investors may select a fund closest to the year they plan to retire. The Lifepath Retirement Portfolio Fund is the most conservative of these funds and the Lifepath 2040 Portfolio Fund is the most aggressive.
Fidelity Low-Priced Stock Fund: The objective of the fund is to provide capital appreciation by investing primarily in common stocks of US domestic and foreign issuers “growth” stocks or “value” stocks or both. Under normal circumstances, the fund will invest at least 80% of assets in low-priced stocks, defined as those priced at or below $35 per share, which can lead to investments in small and medium-sized companies. The fund can also potentially invest in stocks not considered low-priced.

Nortel Networks Long-Term Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006
Fidelity Investments closed the Fidelity Low-Priced Stock Fund to all new participants as of the market close on July 30, 2004. Participants who already had a balance in this fund as of that date are able to continue to invest in the fund and can continue to request transfers, as well as make new contributions to the fund. Participants who did not have a balance in this fund as of July 30, 2004 are not able to invest in the fund, either by requesting transfers or making new contributions into the fund.
Fixed Income Investment Fund: The objective of the fund is to provide stability of principal with potentially higher returns than money market funds over most time periods. The fund is comprised primarily of synthetic guaranteed investment contracts (“Contracts”) and securities carried at fair value to protect the portfolio from gains and losses associated with interest rate movements.
The Plan enters into these Contracts with certain insurance companies and financial institutions (the Contract issuers). The Contracts are included in the financial statements at fair value of the underlying assets and the wrapper contract with an adjustment from fair value to contract value for fully benefit responsiveness. Under the Contracts, the Plan enters into a wrapper contract with a financial institution at a stated yield on fixed income securities purchased by the Plan. The wrapper contract is stated at fair value based on the rebid or replacement cost and fluctuations in the fair value of the underlying fixed income securities. There are no reserves against contract values for credit risk of the Contract issuer or otherwise. The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets.
Franklin Templeton Foreign Equity: The objective of the investment is to provide long-term capital growth by investing primarily in the equity securities of medium to large capitalization companies located outside the United States, including emerging markets. The investment will place its net assets in securities, representing at least six different countries and at least three guaranteed investment contract sectors. When choosing equity investments for this investment, the manager applies a “bottom-up”, value-oriented, long-term approach, focusing on the market price of a company’s securities relative to the manager’s evaluation of the company’s long-term earnings, asset value, and cash flow potential.
The Franklin Templeton Foreign Fund was converted to Nortel-Franklin Templeton in December 2007 to be invested as a “separately managed account” to minimize management fees by leveraging Nortel’s buying power. As a result, this investment does not have ticker symbol and is not publicly traded.
Nortel Networks Corporation Stock Fund (“NNC Stock Fund”): This fund is primarily comprised of Nortel Networks Corporation (“NNC”) common shares, with a percentage of assets in cash-equivalents for liquidity purposes. This company stock fund is not diversified, and therefore is considered riskier than other “diversified” broad market funds.

Nortel Networks Long-Term Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006
Nortel closed the NNC Stock Fund to all new contributions and transfers as of the market close on December 31, 2007. Any assets that were in the NNC Stock Fund as of December 31, 2007 can remain there until further notice. Participants do not have to transfer this money out of the NNC Stock Fund, but any monies transferred out of the fund after December 31, 2007 cannot be returned to the fund.
NTGI Russell 1000 Value Equity Index Fund: The objective of the fund is to approximate the risk and return characteristics of the Russell 1000 Value Index. This index is commonly used to represent the large cap segment of the United States equity market with a focus on the “value” style of investing. The fund employs a replication technique which generally seeks to hold each index constituent in its proportional index weight.
NTGI S&P 500 Equity Index Fund: The objective of the fund is to approximate the risk and return characteristics of the Standard and Poor’s (“S&P”) 500 Index. This index is commonly used to represent the large cap segment of the United States equity market and tracks 500 companies considered to be representative of the United States economy. The fund employs a replication technique which generally seeks to hold each index constituent in its proportional index weight.
PIMCO Total Return Fund: The objective of the fund is to seek maximum total return, consistent with preservation of capital and prudent investment management. This fund invests under normal circumstances at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. The average portfolio duration of this fund normally varies within two years (plus or minus) of the duration of the Lehman Brothers Aggregate Bond Index
Royce Premier Fund: The objective of the fund is to provide long-term growth of capital. The fund generally invests in a limited number of equity securities issued by small companies with stock market capitalizations between $500 million and $2.5 billion. Under normal circumstances, the fund will invest at least 80% of its net assets in the equity securities of “premier” companies — those that have excellent business strengths and/or prospects for growth, high internal rates of return and low leverage, and are trading significantly below its estimate of their current worth. At least 65% of these securities will be issued by companies with stock market capitalizations of less than $2.5 billion at the time of investment. Although the fund normally focuses on the securities of United States companies, it may invest up to 10% of its assets in foreign securities.
DWS Scudder Lifecycle Long Range Fund: The objective of the fund is to provide high total return with reduced risk over the long-term. The fund invests primarily in three principal asset classes: stocks, bonds, and short-term instruments. The investment advisor will generally allocate the largest portion of its assets to stocks, with smaller allocations to bonds and short-term instruments. The fund regularly uses derivatives to increase or decrease its exposure to the various asset classes.

Nortel Networks Long-Term Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006
On April 14, 2008 participants in the DWS Scudder Lifecycle Long Range Fund were informed of the Fund’s s replacement with the BGI Masterworks Lifepath 2010 Fund on April 30. 2008. They were advised to change their future investment contributions and transfer existing balances to other LTIP funds prior to April 30 if they desired. On April 30, any future investment contributions still directed to and existing balances still in the DWS Scudder Lifecycle Long Range Fund were automatically directed and transferred to the BGI Masterworks Lifepath 2010 Fund.
DWS Scudder Mid-Cap Growth Equity: The objective of the investment is to provide long-term capital growth through investments primarily in equity securities of medium-sized growth-oriented companies incorporated in the United States. The investment places assets in 30 to 60 securities at any time, which results in a relatively concentrated portfolio and higher volatility of returns.
The DWS Scudder Mid-Cap Growth Equity Fund was converted to Nortel Scudder-Deutsche in December 2007 to be invested as a “separately managed account” to minimize management fees by leveraging Nortel’s buying power. As a result, this investment does not have ticker symbol and is not publicly traded.
Vesting—Participants are immediately vested in their participant contributions, any rollover contributions, and the Company contributions made to the Plan.
Participant Accounts—Each participant’s account is credited with the participant’s and Company’s contributions and an allocation of Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Withdrawals—Active employees may withdraw money from the Plan through loans, in-service withdrawals, and hardship withdrawals. In-service withdrawals are available for contributions to the Plan prior to January 1, 1983, rollover contributions made prior to May 2000, and eligible matching Company contributions made prior to May 1, 2000 and contributed at least 2 calendar years before the date of the withdrawal, and earnings on each. Only one withdrawal of the pre-May 2000 rollover account is allowed over the participant’s lifetime. In-service withdrawals may be requested in the form of cash or shares of NNC common stock provided the contributions and earnings being withdrawn are held in the form of NNC common stock shares and at least 50 shares are held.
Hardship withdrawals of employee contributions and certain Company contributions made before January 1, 1983 are permitted if documentation is provided to and approved by the Plan record keeper when there is an immediate and heavy financial need as defined by the Internal Revenue Service guidelines.
An early withdrawal federal excise tax of 10% generally applies to in-service and hardship withdrawals if the participant is less than 59 1/2 years old. At age 59 1/2 and older, only one age 59 1/2 withdrawal is permitted each year.

Nortel Networks Long-Term Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006
When a withdrawal is made, the entire distribution is subject to federal income tax, at ordinary income rates, except for any portion that is rolled over to another employer’s qualified plan or an individual retirement account.

Payment of Benefits—A participant who retires from employment with the Company after age 65 or who is terminated after age 59 1/2 is eligible for distribution of their account balance in the form of a lump sum payment or installment payments. A participant who terminates employment with the Company for any other reason is eligible only for a lump sum distribution of their account balance. As of December 31, 2007 and 2006, there were $1,467,931 and $705,362 of payments to participants or their beneficiaries for which applications were received prior to year end that the Plan disbursed in the following fiscal years 2008 and 2007, respectively.

Loans—Participants may borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of the value of the vested portion of their total account value, reduced by the participant’s highest outstanding loan balance from the Plan during the twelve month period ending on the day before the date on which the loan is made. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund, a holding account for participant loans receivable. Loan terms range from 1-5 years for all loans except loans for mortgage purposes which may be repaid over a period of up to 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prime plus one percent as determined by Northern Trust. Interest rates ranged from 5.00% to 10.50% and maturities ranged from year 2008 to year 2022 on outstanding loans at December 31, 2007. Principal and interest are paid ratably through biweekly payroll deductions. Participants may not have more than one Plan loan outstanding at a time and loans are not available to participants who have previously defaulted on a Plan loan.

Administrative Expenses—Loan fees are deducted from loan proceeds. All other administrative expenses of the Plan are paid primarily by the Company and Plan participants at the Company’s discretion. Investment related charges, including trustee fees, are paid from Plan assets.

Common Stock Voting Rights—Vested units representing whole NNC common shares held by the Plan’s trustee and credited to the account of Plan Participants, beneficiaries, or alternate payees as of the record date of any meeting of shareholders of NNC will be voted by the Trustee at each such meeting in accordance with the instructions from such Participants, beneficiaries, and alternate payees. Each such individual will be provided with a copy of the proxy materials relating to such meeting together with an appropriate form for the participant to indicate his or her voting instructions. If the individual who has such voting rights does not give instructions to the Trustee on a timely basis, that person will be deemed to have given a proxy to the persons designated by NNC in its shareholder meeting notice to vote the shares.

2.	Summary of Significant Accounting Policies

Basis of Accounting—The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Nortel Networks Long-Term Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006
Investment Valuation—Plan investments in NNC common stock for fiscal years 2007 and 2006, respectively, are valued at the last reported sales price, as quoted on the New York Stock Exchange, on December 31, 2007 and December 29, 2006. Plan investments in common stock, preferred stock, U.S government securities, and Foreign government bonds are valued based upon current quoted market prices. The shares of mutual funds are valued at quoted market prices which represent the net asset values of the shares held by the Plan at year end. The shares of common/collective trust funds are valued at the unit price established by the fund’s issuer on the last day of the plan year, based on the fair value of the assets underlying the funds. Plan investments in participant loans receivable are valued at cost which approximates fair value.
The Fixed Income Investment Fund includes Contracts whose underlying investments are stated at fair value. Fair value of the underlying common/collective trust funds is determined by the issuer on the last day of the plan year. The fair value of the underlying bonds is based upon current quoted market prices. The fair values of the wrappers for the Contracts are $93,609 for 2007 & nil for 2006. The fair values of the wrappers are based upon rebid or replacement cost. The Contracts are presented in the Statements of Net Assets Available for Benefits as synthetic guaranteed investment contracts whose underlying investments are common/collective trusts and mortgage-backed securities. Contract value, noted below, represents contributions made under the Contract, plus accumulated earnings, less withdrawals and administrative expenses. The contract value and fair value of the Contracts at December 31, 2007 and 2006 were as follows:
December 31, 2007

	Major Credit	Investments at Fair	Investments at Contract	Wrapper	Adjustment to
	Ratings	Value	Value	Contracts	Contract Value
Synthetic GICs
Bank of America, NA	AA+/Aaa	$84,755,842	$85,339,037	$—	$583,195
Natixis Financial Products Inc. (formerly IXIS)	AAA/Aaa	11,709,858	12,572,772	93,609	769,305
Natixis Financial Products Inc. (formerly IXIS)	AAA/Aaa	167,220,209	169,385,428	—	2,165,219
JPMorgan Chase Bank	AA/Aaa	114,148,853	115,851,764	—	1,702,911
Monumental Life Insurance Company	AA/Aa3	91,831,868	93,258,532	—	1,426,664
Monumental Life Insurance Company	AA/Aa3	128,426,743	128,938,624	—	511,881

Total		$598,093,373	$605,346,157	$93,609	$7,159,175

December 31, 2006

	Major Credit	Investments at Fair	Investments at Contract	Wrapper	Adjustment to
	Ratings	Value	Value	Contracts	Contract Value
Synthetic GICs
Bank of America, NA	AA/Aa1	$84,755,680	$85,990,965	$—	$1,235,285
IXIS Financial Products Inc.	AAA/Aaa	10,136,842	12,585,740	—	2,448,898
IXIS Financial Products Inc.	AAA/Aaa	173,437,752	175,035,041	—	1,597,289
JPMorgan Chase Bank	AA-/Aa2	118,352,487	119,716,681	—	1,364,194
Monumental Life Insurance Company	AA/Aa3	95,332,757	96,501,864	—	1,169,107
Monumental Life Insurance Company	AA/Aa3	128,590,340	129,952,938	—	1,362,598

Total		$610,605,858	$619,783,229	$—	$9,177,371

Nortel Networks Long-Term Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006
Plan management believes no reserves are necessary against contract value for credit risk of the Contract issuer or otherwise as of December 31, 2007 and 2006. The average yields of the Contracts during 2007 and 2006 were 5.29% and 5.52%, respectively and the yield allocated to participant accounts during 2007 and 2006 were 5.21% and 4.85%, respectively. The average crediting interest rate for the Contracts at December 31, 2007 and 2006 were 5.14% and 4.90%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Contracts have certain restrictions that impact the ability of the participants to collect the full contract value, for example, full or partial termination of the Plan, involuntary termination of employment as a result of defined events, the Plan’s failure to qualify under the Internal Revenue Code and changes to the administration of the Plan which decreases employee or employer contributions, or other actions by the Company which impact the Plan. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. The issuers of the Contracts may not terminate the Contracts at any amount less than contract value unless there is a breach of the Contract which is not corrected within the applicable cure period.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.
Payment of Benefits—Benefit payments are recorded when paid.
Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risks and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. The Plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations, and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates. Due to the level of risk associated with certain investment securities especially in the light of the current credit crisis, it is reasonably possible that changes in the values of investment securities will affect the amounts reported in the statements of net assets available for benefits.
Reclassifications—Certain prior year amounts have been reclassified to agree to the current year presentation.

Nortel Networks Long-Term Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006
Impact of New Accounting Standards and Interpretations—In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Plan’s adoption of FIN 48 on January 1, 2007 did not have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS No. 157 was issued to increase consistency and comparability in reporting fair values. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 to have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

3.	Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

4.	Tax Status

As of January 14, 2004, the Internal Revenue Service has determined that the Plan is qualified under Section 401(a), and meets the additional requirements of Section 401(k) of the Internal Revenue Code (the “Code”) and the trust established under the Plan is tax-exempt under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2007 and 2006. No provision for income taxes has been included in the Plan’s financial statements. Company contributions and participant contributions may be excluded from the gross income of the participants for whom such contributions are made.

Nortel Networks Long-Term Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006
5.	Investments

Investments of the Plan that represent five percent (5%) or more of net assets available for benefits are as follows:

	As of December 31, 2007

	Pyramid Intermediate Fixed Income Fund	$373,200,932
*	NTGI S&P 500 Equity Index Fund	264,375,052
	Fidelity Low-Priced Stock Fund	244,238,417
*	NTGI Russell 1000 Value Equity Index Fund	165,873,316
	Pyramid Intermediate Managed Maturing Fund	121,336,926

	As of December 31, 2006

	Pyramid Intermediate Fixed Income Fund	$387,122,996
*	NTGI S&P 500 Equity Index Fund	271,575,119
	Fidelity Low-Priced Stock Fund	271,048,258
*	Nortel Networks Corp Common Shares	199,846,765
	DWS Scudder Mid-Cap Growth Fund	186,385,488
*	NTGI Russell 1000 Value Equity Index Fund	184,297,150
	Franklin Templeton Foreign Fund	155,570,919

*	Indicates a party-in-interest.
6.	Party-in-Interest Transactions

The Plan invests in common/collective trust funds managed by Northern Trust, a party-in-interest with respect to the Plan. The Plan also invests in NNC common stock. These transactions are covered by an exemption from the ‘prohibited transaction’ provisions of ERISA and the Code.

Nortel Networks Long-Term Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006
7.	Reconciliation of Financial Statements to U.S. Department of Labor Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to the Form 5500

December 31, 2007
Net assets available for benefits per the financial statements	$2,197,097,031
Less: Benefits payable to participants at December 31, 2007	(1,467,931)

Less: Adjustment from fair value to contract value for fully responsive benefit contracts	(7,159,175)

Net assets available for benefits per the Form 5500	$2,188,469,925

December 31, 2006
Net assets available for benefits per the financial statements	$2,250,338,612
Less: Benefits payable to participants at December 31, 2006	(705,362)

Less: Adjustment from fair value to contract value for fully responsive benefit contracts	(9,177,371)

Net assets available for benefits per the Form 5500	$2,240,455,879

The following is a reconciliation of benefits paid per the financial statements for the year ended December 31, 2007 to the Form 5500:

Year ended
December 31, 2007
Benefits paid to participants per the financial statements	$236,050,516
Add: Benefits payable to participants at December 31, 2007	1,467,931
Less: Benefits payable to participants at December 31, 2006	(705,362)

Benefit payments per the Form 5500	$236,813,085

Benefits payable to participants are recorded on the Form 5500 for benefits that have been processed and approved for payment prior to December 31, but not paid as of that date.

Nortel Networks Long-Term Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006
The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2007 to the Form 5500:

Total investment income per the financial statements	$41,200,561
Add: Adjustment from fair value to contract value for fully benefit responsive contracts - December 31, 2006	9,177,371
Less: Adjustment from fair value to contract value for fully benefit responsive contracts - December 31, 2007	(7,159,175)

Total investment income per the Form 5500	$43,218,757

Fully benefit responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

8.	Commitments and Contingencies

On September 12, 2003, a complaint consolidating three different putative class actions was filed against NNC, NNI, Nortel Networks Limited, and various named individuals and committees regarding their purported responsibilities as fiduciaries of the Plan. On June 15, 2004, the plaintiffs filed a First Amended Consolidated Class Action Complaint that added additional current and former officers and employees as defendants, and expanded the purported class period to extend from March 7, 2000 through to June 15, 2004. On June 17, 2005, the plaintiffs filed a Second Amended Consolidated Class Action Complaint that added additional current and former directors, officers and employees as defendants, and alleged breach of fiduciary duty on behalf of participants and beneficiaries of the Plan who held shares of the NNC Stock Fund during the period from March 7, 2000 through June 17, 2005. On July 8, 2005, the defendants filed a Renewed Motion to Dismiss Plaintiffs’ Second Amended Class Action Complaint. On July 29, 2005, plaintiffs filed an opposition to the motion, and defendants filed a reply memorandum on August 12, 2005. On March 30, 2006, the defendants filed an additional Motion to Dismiss raising the jurisdictional challenge of standing. On April 17, 2006, plaintiffs filed an opposition to the motion, and defendants filed a reply brief on May 4, 2006. On October 11, 2006, the Court granted in part and denied in part Defendants’ July 8, 2005 Motion to Dismiss. Defendants’ Motion to Dismiss of March 30, 2006 on standing is still pending. The parties are currently engaged in class certification briefing and merits discovery, following a brief stay for mediation on March 6, 2008. The Company is unable to determine the impact of these matters, if any, on the Plan participants or the Plan’s net assets available for benefits or changes therein. None of these lawsuits name the Plan as a defendant.
* * * * * *

Nortel Networks Long-Term Investment Plan
Schedule H, Part IV, Line 4i — Schedule of Assets (Held at Year End)
As of December 31, 2007
Source: Northern Trust Global Investor Passport
Northern Trust Report Name: Assets Held for Investment Purposes

	Description of Investment
	Including Maturity Date, Rate of
	Interest, Collateral, Par or
Identity of Issuer, Borrower, Lessor or Similar Party	Maturity Value	Current Value
United States dollar	Interest Bearing Cash — USD	41,782,189
United States dollar	Interest Bearing Cash — USD	4,893,468

ACCOR EUR3	Common Stock	1,026,068
ACTIVISION INC	Common Stock	6,391,440
ADECCO SA CHF1 (REGD)	Common Stock	2,125,072
ADR KOOKMINBK ADRS	Common Stock	1,998,703
ADR KT CORP SPONSORED ADR	Common Stock	1,310,640
ADR MOBILE TELESYSTEMS OJSC SPONSORED	Common Stock	1,659,177
ADR OAO GAZPROM LEVEL 1 ADR	Common Stock	1,576,400
ADR PHILIPPINE LONG DISTANCE TEL CO	Common Stock	7,572
AECOM TECHNOLOGY CORP DELAWARE	Common Stock	1,745,627
AFFILIATED MANAGERS GROUP INC	Common Stock	6,366,332
AGFA GEVAERT NV NPV	Common Stock	1,535,224
ALLEGHENY TECHNOLOGIES INC	Common Stock	1,866,240
ASSA ABLOY SER‘B’NPV	Common Stock	4,015
ATLAS COPCO AB SER‘A’NPV	Common Stock	11,945
AVIVA ORD GBP0.25	Common Stock	1,892,852
AXA EUR2.29	Common Stock	513,264
BAE SYSTEMS ORD GBP0.025	Common Stock	17,844
BANCO SANTANDER EUR0.50 (REGD)	Common Stock	2,035,181
BARRICK GOLD CORP	Common Stock	8,466
BASF SE NPV	Common Stock	27,726
BAYER MOTOREN WERK EUR1	Common Stock	20,371
BE AEROSPACE INC	Common Stock	4,835,060
BHP BILLITON PLC USD0.50	Common Stock	10,863
BIC EUR3.82	Common Stock	98,864
BP ORD USD0.25	Common Stock	5,005,672
BRITISH ENERGY GP ORD GBP0.10	Common Stock	2,536,732
BRITISH SKY BROADC ORD GBP0.50	Common Stock	4,022,505
BURBERRY GROUP ORD GBP0.0005	Common Stock	1,576,494
CADBURY SCHWEPPES ORD GBP0.125	Common Stock	1,951,654
CELESIO AG NPV(REGD)	Common Stock	1,337,440
CHECK PT SOFTWARE TECHNOLOGIES ORDILS.01	Common Stock	3,122,712
CHEUNG KONG(HLDGS) HKD0.50	Common Stock	4,253,469
CHINA SHENHUA ENER ‘H’CNY1.00	Common Stock	1,189,294
CHINA TELECOM CORP ‘H’CNY1	Common Stock	2,204,119
CHUNGHWA TELECOM CO SPONS ADR 2037799 1/9/08	Common Stock	3,245,970
CIBA SPEZIALITATEN CHF3 (REGD)	Common Stock	1,457,517

Nortel Networks Long-Term Investment Plan
Schedule H, Part IV, Line 4i — Schedule of Assets (Held at Year End)
As of December 31, 2007

	Description of Investment
	Including Maturity Date, Rate of
	Interest, Collateral, Par or
Identity of Issuer, Borrower, Lessor or Similar Party	Maturity Value	Current Value
CITRIX SYS INC	Common Stock	3,474,114
COMMERZBANK AG ORD NPV	Common Stock	977,996
COMPASS GROUP ORD GBP0.10	Common Stock	2,968,922
COVANCE INC	Common Stock	4,218,394
CROCS INC	Common Stock	2,403,693
DEUTSCHE POST AG NPV(REGD)	Common Stock	2,726,003
DICKS SPORTING GOODS INC	Common Stock	3,944,696
E.ON AG NPV	Common Stock	1,025,985
EATON VANCE CORP	Common Stock	2,960,732
EBARA CORP NPV	Common Stock	923,242
ELECTROCOMPONENTS ORD GBP0.10	Common Stock	1,120,351
ENI SPA EUR1	Common Stock	3,769,965
EUTELSAT COMMUNICA EUR1	Common Stock	2,226,991
F5 NETWORKS INC	Common Stock	4,477,640
FACTSET RESEARCH SYSTEMS	Common Stock	2,779,430
FDRY NETWORKS INC	Common Stock	3,859,656
FLEXTRONICS INTL LTD	Common Stock	1,782,468
FMC TECHNOLOGIES INC	Common Stock	2,999,430
FORMFACTOR INC	Common Stock	2,009,170
FRANCE TELECOM EUR4	Common Stock	1,553,141
FUJI FILM HOLDINGS CORP NPV	Common Stock	2,002,676
G4S PLC ORD 25P	Common Stock	739,949
GAIL INDIA LTD SPONSORED GDR	Common Stock	33,100
GAMESA CORP TECNO EUR0.17	Common Stock	779,195
GENERAL CABLE CORP DEL	Common Stock	2,359,616
GERDAU AMERISTEEL CORP	Common Stock	3,772,566
GKN ORD GBP0.50	Common Stock	6,517
GLAXOSMITHKLINE ORD GBP0.25	Common Stock	3,401,426
GUESS INC	Common Stock	5,804,748
HANG LUNG GROUP HKD1	Common Stock	1,218,329
HARSCO CORP	Common Stock	2,325,741
HERBALIFE LTD	Common Stock	1,848,852
HITACHI NPV	Common Stock	1,096,102
HOLOGIC INC	Common Stock	5,120,544
HONG KONG ELECTRIC HOLDINGS HKD1	Common Stock	1,098,616
HSBC HLDGS ORD USD0.50 (HONG KONG REG)	Common Stock	945,854
HURON CONSULTING GROUP INC	Common Stock	2,088,317
HUTCHISON WHAMPOA HKD0.25	Common Stock	2,903,942
INFINEON TECHNOLOGY ORD NPV (REGD)	Common Stock	2,391,865

Nortel Networks Long-Term Investment Plan
Schedule H, Part IV, Line 4i — Schedule of Assets (Held at Year End)
As of December 31, 2007

	Description of Investment
	Including Maturity Date, Rate of
	Interest, Collateral, Par or
Identity of Issuer, Borrower, Lessor or Similar Party	Maturity Value	Current Value
ING GROEP NV CVA EUR0.24	Common Stock	5,168,444
INTESA SANPAOLO EUR0.52	Common Stock	2,050,176
INVESCO LTD	Common Stock	4,135,884
KINGFISHER ORD GBP0.157142857	Common Stock	2,028,735
KONICA MINOLTA HLD NPV	Common Stock	1,461,464
LAM RESH CORP	Common Stock	2,412,234
MANITOWOC INC	Common Stock	2,656,352
MARKS & SPENCER GP ORD GBP0.25	Common Stock	14,146
MASSMART ZAR0.01	Common Stock	597,062
MCDERMOTT INTL INC	Common Stock	2,951,500
MEDIASET EUR0.52	Common Stock	1,544,009
MEMC ELECTR MATLS INC	Common Stock	14,848,622
MERCK KGAA NPV	Common Stock	702,299
MITSUBISHI UFJ FIN NPV	Common Stock	3,565,133
MORRISON(W)SUPRMKT ORD GBP0.10	Common Stock	23,876
MYLAN INC	Common Stock	3,233,800
NATIONAL OILWELL VARCO	Common Stock	3,871,342
NATL AUSTRALIA BK NPV	Common Stock	16,126
NESTLE SA CHF1 (REGD)	Common Stock	2,044,358
NII HLDGS INC	Common Stock	5,112,256
NINTENDO CO LTD NPV	Common Stock	2,036,074
NOK CORP NPV	Common Stock	748,333
NOMURA HOLDINGS NPV	Common Stock	1,453,713
NORSK HYDRO ASA NOK1.098	Common Stock	4,287
NORTEL NETWORKS CORP	Common Stock	105,042,592
NOVARTIS AG CHF0.50 (REGD)	Common Stock	2,960,055
NVIDIA CORP	Common Stock	3,398,598
OLD MUTUAL PLC ORD GBP0.10	Common Stock	3,701,808
OLYMPUS CORP NPV	Common Stock	2,026,406
OSHKOSH TRUCK CORP	Common Stock	2,674,916
PAPERLINX NPV	Common Stock	5,496
PEARSON ORD GBP0.25	Common Stock	2,680,094
PEDIATRIX MED GROUP	Common Stock	5,983,570
PERSIMMON ORD GBP0.10	Common Stock	601,878
PHARMACEUTICAL PROD DEV INC	Common Stock	3,556,597
PHILIPS ELEC(KON) EUR0.20	Common Stock	8,200
PHILLIPS VAN HEUSEN CORP	Common Stock	2,252,146
PORTUGAL TCOM SGPS EUR0.03	Common Stock	6,881
PRICE T ROWE GROUP INC	Common Stock	5,174,800

Nortel Networks Long-Term Investment Plan
Schedule H, Part IV, Line 4i — Schedule of Assets (Held at Year End)
As of December 31, 2007

	Description of Investment
	Including Maturity Date, Rate of
	Interest, Collateral, Par or
Identity of Issuer, Borrower, Lessor or Similar Party	Maturity Value	Current Value
PT MULTIMEDIA SGPS EUR0.01	Common Stock	1,033
PVTPL GDR NOVOLIPETSK IRON & STL CORP	Common Stock	22,028
PVTPL GDR SAMSUNG ELECTRS LTD GDR 1995 RPSTG	Common Stock	2,049,250
QANTAS AIRWAYS NPV	Common Stock	12,300
REED ELSEVIER NV EUR0.06	Common Stock	2,209,737
ROLLS ROYCE GROUP ‘B’SHS ENTITLEMENT JAN2008	Common Stock	96
ROLLS ROYCE GROUP ORD GBP0.20	Common Stock	12,923
ROPER INDS INC	Common Stock	4,052,592
ROWAN COMPANIES INC	Common Stock	3,042,366
ROYAL BK SCOT GRP ORD GBP0.25	Common Stock	2,213,526
ROYAL DUTCH SHELL ‘A’SHS EUR0.07 (DUTCH LIST)	Common Stock	2,345,494
ROYAL DUTCH SHELL ‘B’ORD EUR0.07	Common Stock	3,664,731
SANOFI-AVENTIS EUR2	Common Stock	5,565,678
SAP AG ORD NPV	Common Stock	610,581
SBA COMMUNICATIONS CORP CL A	Common Stock	4,544,712
SBM OFFSHORE NV EUR0.25 (POST SUBDIVISION)	Common Stock	1,027,938
SECURITAS SER‘B’NPV	Common Stock	5,570
SHINSEI BANK NPV	Common Stock	1,756,684
SHIRE ORD GBP0.05	Common Stock	12,442
SIEMENS AG NPV(REGD)	Common Stock	4,887,925
SINGAPORE TELECOMMUNICATIONS	Common Stock	2,098,024
SMITHS GROUP ORD GBP0.375	Common Stock	6,695
SONY CORP NPV	Common Stock	1,997,941
SOUTHWESTN ENERGY DE	Common Stock	5,962,040
STANDARD LIFE ORD GBP0.10	Common Stock	5,680
STORA ENSO OYJ NPV SER‘R’	Common Stock	15,346
SUEZ EUR2	Common Stock	26,418
SUMITOMO MITSUI FG NPV	Common Stock	2,996,912
SUMITOMO RUBBER NPV	Common Stock	302,844
SWEDBANK AG SEK20 SER‘A’	Common Stock	5,663
SWIRE PACIFIC ‘A’HKD0.60	Common Stock	13,787
SWISS REINSURANCE CHF0.1 (REGD)	Common Stock	11,654
TAKEDA PHARMACEUTI NPV	Common Stock	2,264,199
TELEFONICA SA EUR1	Common Stock	4,369,371
TELEKOM AUSTRIA(TA NPV(BR)	Common Stock	1,226,875
TELENOR ASA ORD NOK6	Common Stock	2,026,354
TEREX CORP	Common Stock	7,750,374
TESSERA TECHNOLOGIES INC	Common Stock	3,419,520
THOMSON SA EUR3.75	Common Stock	1,013,869

Nortel Networks Long-Term Investment Plan
Schedule H, Part IV, Line 4i — Schedule of Assets (Held at Year End)
As of December 31, 2007

	Description of Investment
	Including Maturity Date, Rate of
	Interest, Collateral, Par or
Identity of Issuer, Borrower, Lessor or Similar Party	Maturity Value	Current Value
TIFFANY & CO	Common Stock	2,991,950
TOTAL EUR2.5	Common Stock	1,362,981
UBS AG CHF0.10	Common Stock	2,226,983
ULTRA PETE CORP	Common Stock	5,913,050
UNICREDITO ITALIAN EUR0.50	Common Stock	3,903,089
UNILEVER PLC ORD GBP0.031111	Common Stock	1,983,864
URBAN OUTFITTERS INC	Common Stock	8,575,996
USS CO LTD NPV	Common Stock	54,746
VARIAN SEMICONDUCTOR EQUIPTMENT ASSOCS INC	Common Stock	3,015,500
VESTAS WIND SYSTEM DKK1	Common Stock	1,331,281
VINCI EUR2.50 (POST SUBDIVISION)	Common Stock	1,593,321
VIVENDI SA EUR5.50	Common Stock	1,040,080
VODAFONE GROUP ORD USD0.11428571	Common Stock	3,199,430
WADDELL & REED FINL INC CL A	Common Stock	2,685,096
WHOLE FOODS MKT INC	Common Stock	1,803,360
YELL GROUP ORD GBP0.01	Common Stock	1,508,927
YUE YUEN INDL HLDG HKD0.25	Common Stock	1,176,033

ADR COMPANHIA VALE DO RIO DOCE SPONSORED ADR REPSTG 250 PFD	Preferred Stock	1,958,600
ADR CONTAX PARTICIPACOES S A SPONSORED ADR	Preferred Stock	141,541

COLTV SHORT TERM INVT FD	Short Term Investment Fund	7,893,692
NTGI DAILY RUSSELL 1000 VALUE EQTY INDEX FD *	Common/Collective Trusts	165,873,316
NTGI DAILY S&P 500 EQTY INDEX FD *	Common/Collective Trusts	264,375,052
BGI MASTERWORKS LIFEPATH 2000 - Series N	Common/Collective Trusts	10,881,502
BGI MASTERWORKS LIFEPATH 2020 - Series N	Common/Collective Trusts	21,034,396
BGI MASTERWORKS LIFEPATH 2030 - Series N	Common/Collective Trusts	25,563,971
BGI MASTERWORKS LIFEPATH 2040 - Series N	Common/Collective Trusts	36,416,172
BGI MASTERWORKS LIFEPATH 2010 - Series N	Common/Collective Trusts	11,266,630

FHLB 04-24-2000	U.S. Government Securities	142,079
FHLB DISC NT 02-01-2008	U.S. Government Securities	24,905
FHLB DISC NT 04-16-2004	U.S. Government Securities	276,525
FNMA 0% DISC NT 06-27-1996	U.S. Government Securities	423,204
FNMA DISC NT 03-20-2008	U.S. Government Securities	1,012,382
FNMA DISC NT 05-16-2008	U.S. Government Securities	1,417,505
FNMA DISC NT 06-11-2004	U.S. Government Securities	494,656
FNMA DISC NT 07-03-2008	U.S. Government Securities	564,293

Nortel Networks Long-Term Investment Plan
Schedule H, Part IV, Line 4i — Schedule of Assets (Held at Year End)
As of December 31, 2007

	Description of Investment
	Including Maturity Date, Rate of
	Interest, Collateral, Par or
Identity of Issuer, Borrower, Lessor or Similar Party	Maturity Value	Current Value
PYRAMID INTERMEDIATE FIXED INCOME FUND	Common/Collective Trust held as underlying investment for synthetic investment contract (SIC)	373,200,932

PYRAMID INTERMEDIATE MANAGED MATURING FUND	Common/Collective Trust held as underlying investment for SIC	121,336,926

PYRAMID SHORT MANAGED MATURING FUND	Common/Collective Trust held as underlying investment for SIC	91,845,657

NATIXIS FINANCIAL PRODUCT – SIC #173-25	Mortgage Backed Securities held as underlying investment for SIC
CARRINGTON MTG LN TR SER 2006-NC3		1,137,124
MORGAN STANLEY HOME EQUITY LN TR 2006-3		2,948,788
THORNBURG MTG SECS TR 2006-5		6,658,604
SEQUOIA MTG TR 2007-2		1,007,005
CHEVY CHASE FDG LLC MTG BKD CTFS SER 2006-3		400,911
CASH BALANCE		(442,574)

NATIXIS FINANCIAL PRODUCTS INC – BR-173-25	Wrapper Contract	93,609
MONUMENTAL LIFE INS CO – ADA00200TR	Wrapper Contract	—
JPMORGAN CHASE BANK – ANORTH01	Wrapper Contract	—
NATIXIS FINANCIAL PRODUCTS INC – WR 1173-01	Wrapper Contract	—
MONUMENTAL LIFE INS CO – ADA00262TR	Wrapper Contract	—
BANK OF AMERICA, N.A. – 04-012	Wrapper Contract	—

KKR PRIVATE EQUITY NPV	Mutual Fund	3,624,335
ALLIANZ FDS RCM LARGE-CAP GROWTH FD	Mutual Fund	61,568,097
DWS INVTS TR LIFECYCLE LONG RANGE FD	Mutual Fund	81,489,339
FIDELITY LOW PRICED STOCK FUND	Mutual Fund	244,238,417
PIMCO FDS PAC INVT MGMT SER TOTAL RETURN FD	Mutual Fund	73,105,436
ROYCE FD PREMIER FD	Mutual Fund	60,657,799

SWEDEN(KINGDOM OF) 5.5% BDS 8/10/12 SEK‘1046’	Foreign Government Bonds	4,902
SWEDEN(KINGDOM OF) 6.5% BDS 5/5/08 SEK ‘1040’	Foreign Government Bonds	1,559

NORTEL PARTICIPANT LOANS *	Interest rates range from 5.0% to 10.5% and maturity dates range from year 2008 to year 2022	27,139,990

		2,228,252,553

*	Identified Party-in-interest
See accompanying report of Independent Registered Public Accounting Firm.

Exhibit Index

Exhibit
No.	Description

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of KPMG LLP